EXHIBIT 8.1

	Jurisdiction of	Name Under Which
Name	Incorporation	They Do Business

TMM Multimodal S.A. de C.V.	Mexico	TMM Multimodal
Administracion Porturaria Integral de Acapulco S.A. de C.V.	Mexico	API Acapulco
Maritima Mexicana, S.A. de C.V.	Mexico	MARMEX
Servicios Mexicanos en Remolcadores, S.A. de C.V. (Tugboats)	Mexico	SMR
Lacto Comercial Organizada, S.A. de C.V. (Trucking)	Mexico	LACORSA
Autotransportacion y Distribucion Logistica, S.A. de C.V. (Trucking)	Mexico	ATL
Naviera del Pacifico, S.A. de C.V. (Parcel tankers)	Mexico	NAVIERA
Terminal Maritima de Tuxpan, S.A. de C.V. (Ports)	Mexico	TMTUXPAN
TMM Logistics, S.A. de C.V. (Logistics)	Mexico	TMML
Seglo, S.A. de C.V. (Logistics)	Mexico	SEGLO